November 5, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	John Cash Lisa Etheredge Asia Timmons-Pierce Erin Jaskot

Re:	GSE Holding, Inc. Form 10-K for the Year Ended December 31, 2012 Filed March 28, 2013 Form 10-Q for the Period Ended June 30, 2013 Filed August 9, 2013 File No. 1-35382

Dear Mr. Cash:

This letter will confirm our telephone conversation today regarding GSE Holding, Inc.’s (the “Company”), request for an extension of time to respond to the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated October 30, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012 and the Company’s Form 10-Q for the period ended June 30, 2013.

As we discussed, the Company is in the process of completing its third quarter close and drafting its Quarterly Report on Form 10-Q for the period ended September 20, 2013.  A substantial portion of the Staff’s comments are forward looking items and the Company will incorporate same in its Third Quarter Form 10-Q.

As we agreed, the Company will file its formal response to the Staff’s comments after the Company files its Third Quarter Form 10-Q not later than November 19, 2013.

In the meantime, if you or other members of the Staff have any questions, please do not hesitate to call me at 281-627-1339.

Sincerely,
/s/ Mark Whitney
Mark Whitney, Vice President, General Counsel
GSE Holding, Inc.

Securities and Exchange Commission

cc:	Daniel Storey,GSE Holding, Inc. Michael Kirksey, GSE Holding, Inc.